Exhibit 99.2

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Announces Two Renaissance Systems orders in the U.S. and
International Markets

Seven New Renaissance Systems Ordered in the 2013 Fourth Quarter; Enters 2014 with Install
Base of 63 Systems

CAESAREA, Israel – January 2, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today orders of two Renaissance systems in late December, ending the 2013 fourth quarter with a total of seven system sales.  In the U.S., the system was ordered by Littleton Adventist Hospital (Littleton, CO) and the second system was ordered internationally by Bestech, the Company’s distributor in Israel, for installation in a hospital in Haifa, Israel.

Littleton Adventist Hospital purchased its first Renaissance system becoming the fifth Adventist Health System hospital and the second hospital within the Centura Health system to purchase a Renaissance system. Littleton Adventist Hospital is a full-service medical center that has provided compassionate health care and quality treatment for more than 20 years. The hospital’s medical teams specialize in cardiology, orthopedics, neurology, cancer care and women’s and children’s services.

Bestech, the Company’s distribution partner in Israel, has installed the Renaissance system at Bnai Zion Medical Center, located in Haifa, Israel. Established in 1922 as the first Jewish hospital in Haifa, Bnai Zion Medical Center focuses on rehabilitation activities, offering orthopedic rehabilitation, neurological rehabilitation, cardio rehabilitation, physical therapy and occupational therapy.

“Our momentum, both in the U.S. and internationally, and the purchase of these Renaissance systems demonstrates the continued support and interest which surgeons and hospital administrators express toward our technology,” commented Ori Hadomi, Chief Executive Officer.  “We expect these hospitals  to experience positive clinical and business benefits, similar to the other hospitals.”

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants worldwide.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the clinical and economic benefits of Renaissance, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC), including those discussed under the heading "Risk Factors" in Mazor’s registration statement on Form F-1 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings and the amendments thereto. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
(212) 850-6020; (646) 201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021